May 19, 2006

Via U.S. Mail and Facsimile (604-980-0731)

A. David Long
Corporate Secretary
Miramar Mining Corporation
Suite 300 - 899 Harbourside Drive
North Vancouver, British Columbia
Canada V74 3S1

	Re:	Miramar Mining Corporation
		Form 40-F for the Fiscal Year Ended December 31, 2005
		Filed April 3, 2006
		File No. 1-31436

Dear Mr. Long:

      We have limited our review of your Form 40-F for the fiscal year ended December 31, 2005 to disclosure relating to your contacts with a country that has been identified as a state sponsor of terrorism, and we have the following comment. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. [0] It appears from public media reports that your President
and
Chief Executive Officer, Mr. Walter Berukoff, is also the Chairman and Chief Executive Officer of Leisure Canada, Inc., whose wholly-owned subsidiary, Wilton Properties Ltd., is engaged in a joint venture with the Cuban Ministry of Tourism`s affiliate, Gran Antilla, to develop 11 hotels in Cuba.  Cuba is identified as a state sponsor
of terrorism by the U.S. State Department, and is subject to asset controls and export controls administered by the U.S. Treasury Department`s Office of Foreign Assets Control and the U.S. Commerce
Department`s Bureau of Industry and Security.
In light of the fact that your CEO is also the CEO of a company that
has operations in a country identified as a state sponsor of terrorism, please discuss the materiality of Leisure Canada`s business activities in Cuba to your company, and whether those activities constitute a material investment risk for your security holders. Address specifically the impact Leisure Canada`s Cuban
operations may have upon your reputation and share value.   In
this
regard, we note that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that conduct business with countries identified as state sponsors of terrorism. Moreover, the Pennsylvania legislature has adopted a resolution directing its
Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. In addition, Florida requires issuers to disclose in their prospectuses any business contacts with Cuba or persons located in Cuba. While Miramar does not appear to have any direct operations in Cuba, your materiality analysis should address the potential impact the investor sentiment evidenced by these actions directed toward companies operating in Cuba may have upon Miramar as a company under common control with a company that has operations in Cuba.

* * * * *

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      Please understand that we may have additional comments after we review your response to our comment. Please contact Pradip
Bhaumik,
Attorney-Advisor, at (202) 551-3333 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.

								Sincerely,



								Cecilia D. Blye, Chief
								Office of Global Security
Risk


cc: 	Roger Schwall
		Assistant Director
		Division of Corporation Finance



A. David Long
Miramar Mining Corporation
May 19, 2006
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